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                                                                  Exhibit (a)(1)


           WESTIN HOTELS LIMITED PARTNERSHIP RESPONDS TO TENDER OFFER

      White Plains, NY, October 16, 2003 - On October 6, 2003, Westin Hotels Limited Partnership ("WHLP") received an unsolicited tender offer from Kalmia Investors, LLC ("Kalmia"), Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the "Purchasers") to purchase up to 73,250 limited partnership units of WHLP, at a purchase price of $550 per unit, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that unit.

      The Board of Directors of Westin Realty Corp. (the "General Partner"), the general partner of WHLP, evaluated the terms of the Purchasers' offer and determined that it is making no recommendation as to whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer. The General Partner recommended that the limited partners consider the following in making their own decision about whether to accept or reject the offer:

      (i) Although Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") has not yet initiated a tender offer, Starwood has announced its intention to commence an offer to purchase all of the issued and outstanding units at a purchase price of $600 in cash per unit, reduced by the amount of any cash distributions made or declared with respect to any units on or after July 7, 2003, to the extent that Starwood does not receive those distributions with respect to any units accepted for payment. Limited partners should note that Starwood intends to offer $50 more per unit than the Purchasers and that Starwood is offering to purchase all of the outstanding units. For more information regarding the terms and conditions of Starwood's proposed offer, Limited partners should refer to the Tender Offer Statement on Schedule TO filed by Starwood with the Securities and Exchange Commission (the "SEC") on August 27, 2003, as amended on September 30, 2003. However, there can be no assurance that Starwood or any other party will in fact commence a tender offer for units or that if a tender offer is commenced that its terms will be superior to those contained in the offer.

            Because the General Partner is a subsidiary of Starwood and the directors and officers of the General Partner owe fiduciary duties both to WHLP and the limited partners and to Starwood in its capacity as sole stockholder of the General Partner, the directors and officers of the General Partner may have a conflict of interest with respect to Starwood's offer and may not be considered independent of Starwood.

      (ii) The Purchasers specify in their offer to purchaser that Kalmia currently owns 12.8% of the outstanding units of WHLP and is offering, along with the other Purchasers, to purchase an additional 54.0% of the units outstanding. If the Purchasers acquire a majority of the outstanding units, the Purchasers will control the outcome of most decisions to be made by the limited partners. Accordingly, the Purchasers will have the ability to determine if and when the partnership is refinanced or The Westin Michigan Avenue in Chicago, Illinois (the "Michigan Avenue"), WHLP's primary asset since 2001, is sold, remove the General Partner, amend the partnership agreement and/or dissolve WHLP. Limited partners that continue to own units after the consummation of the offer may not have the ability to influence the outcome of many of the material decisions that are presented to limited partners. Furthermore, the General Partner believes limited partners will experience a reduced liquidity of their investment in WHLP if the Purchasers buy a material number of units.
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      (iii) The General Partner believes that the offer is coercive because it is not for all the outstanding units, but instead for a controlling block. Partial tender offers for control are coercive because they provide an incentive to tender so that one will not be left as a minority investor in a controlled company holding an investment that is worth less than before the consummation of the tender offer. The offer allows the Purchasers to obtain control of WHLP without allowing limited partners that desire to dispose of their entire investment in WHLP the ability to sell their entire investment. If the Purchasers obtain control of WHLP, limited partners will effectively have lost the collective control of WHLP they had prior to the consummation of the offer and will be deprived of obtaining a control premium for WHLP in the future. The General Partner believes that units may be worth less if the Purchasers obtain a controlling interest in WHLP.

      (iv) The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle and expects that the market will improve over the next few years, although the timing and extent of any such recovery is uncertain. As reported in WHLP's Current Report on Form 8-K filed with the SEC on October 14, 2003, total operating revenues, revenue per available room, average daily rate and occupancy for the Michigan Avenue for the three and nine months ended September 30, 2003 improved over the same periods in 2002. Nevertheless, although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. WHLP may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per unit cash proceeds a limited partner would realize upon a sale of the Michigan Avenue or a future liquidation of WHLP may not be greater than, and may be substantially less than, the Purchasers' offer price.

      (v) There is no public market for the units and it is not anticipated that a public market for the units will develop.

      (vi) The units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which means, among other things, that WHLP is required to file periodic reports with the SEC and comply with the SEC's proxy rules. The Purchasers have indicated in their offer to purchase that they intend to request the General Partner take steps to suspend its filing obligations under the Exchange Act if there are fewer than 300 holders of units. The suspension of WHLP's filing obligations may reduce the timeliness and amount of information about WHLP available to limited partners.

      (vii) The limited partnership agreement of WHLP provides that transfers and assignments of units are not valid or effective if counsel to WHLP delivers an opinion that the transfer would likely result in WHLP's being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the "Code"). WHLP will generally be deemed terminated under Code Section 708 if 50% or more of the interests in WHLP's capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that WHLP's future depreciation deductions with respect to its properties will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a limited partner derives from its units with respect to such periods will be increased, without a corresponding increase in cash distributions from WHLP. Based on preliminary advice received from WHLP's counsel, it appears that consummation of the offer would likely cause WHLP to be considered terminated within the meaning of Code Section 708. Furthermore, the General Partner has the right to suspend transfers if and when the


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            transfer would result in the transfer of 40% or more of the units when added to the total of all other sales and exchanges of units within the preceding twelve months. The primary purpose of this provision is to ensure that WHLP is not deemed terminated for purposes of Code Section 708. WHLP and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of units that will be recognized by WHLP as having been purchased by the Purchasers may be limited if the number of units tendered to the Purchasers would otherwise result in a transfer of 40% or more of the units within the last 12 months.

      (viii) The presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, as of the date of such opinion, the consideration to be received in connection with the offer price made by the Purchasers is not fair to a limited partners from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the offer.

      (ix) The Purchasers disclose in their offer to purchase that they have set a price for the units that, in their opinion, will induce limited partners to tender while allowing the Purchasers to profit from ownership of the units. Furthermore, the Purchasers indicate that they have not calculated a control premium in establishing the purchase price for the units.

      (x) The Purchasers have not engaged a depositary for the offer. As a result, there is no independent third party holding funds of the Purchasers for payment of the offer price that can verify independently that such funds are available for payment.

      (xi) The Purchasers specify in their offer to purchase that approximately $40,287,500 (exclusive of fees and expenses) will be required to purchase the maximum number of units that the Purchasers are seeking to acquire in the offer. Although the Purchasers provide certain limited financial information regarding the Purchasers and statements that adequate liquid assets are available to pay for all tendered units, complete financial information relating to the Purchasers is not publicly available.

      More detailed information regarding the General Partner's position with respect to the Purchasers' tender offer is contained in WHLP's
Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on October 16, 2003 and is available on the SEC's website at www.sec.gov.

      For further information please contact Phoenix American Financial Services, Inc., WHLP's investor relations manager, at 1-800-323-5888.

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